Calculation of ratio of earnings to fixed charges

	(in NOK millions, except ratio)	For the year ended 31 December 2013	For the year ended 31 December 2012	For the year ended 31 December 2011	For the year ended 31 December 2010	For the year ended 31 December 2009
Fixed Charges
	Interest expense*	12,047	2,443	(385)	1,722	12,457
+	Interest within rental expense	8,064	7,392	5,754	5,208	4,578
+	Capitalized interest	1,077	1,197	869	995	1,351
Total fixed charges (A)		21,188	11,032	6,238	7,925	18,386

Earnings
	Income before tax and minority interest	138,414	206,726	213,841	136,826	114,910
-	Equity in net inc non-consol investees	(136)	(1,671)	(1,264)	(1,168)	(1,458)
+	Distributed income of equity investees	(7)	(8)	(15)	(42)	22
=	Income before taxes, minority interests and equity investees	138,271	205,047	212,562	135,616	113,474
+	Fixed charges (A)	21,188	11,032	6,238	7,925	18,386
+	Ordinary depr capital interest	1,233	1,356	1,310	1,637	1,880
-	Capitalized interest	(1,077)	(1,197)	(869)	(995)	(1,351)
Total earnings		159,615	216,238	219,241	144,183	132,389

Ratio		7.5	19.6	35.2	18.2	7.2

*Interest expense includes change in fair value of derivatives